Room 4561
Via fax (510) 668-3777

May 30, 2008

Robert Huang
Chief Executive Officer
Synnex Corporation
44201 Nobel Drive
Fremont, CA 94538

>   **Re: Synnex Corporation**
>   **Form 10-K for the Fiscal Year Ended November 30, 2007**
>   **Filed February 13, 2008**
>   **Definitive Proxy Statement Filed February 22, 2008**
>   **Form 8-Ks Filed on May 16, 2008 and May 28, 2008**
>   **File no. 1-31892**

Dear Mr. Huang:

We have reviewed your response to your letter dated May 5, 2008 in connection with the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 31, 2008.

Form 10-K for the Fiscal Year Ended November 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.   We note your response to our prior comment 2. In the second paragraph of your response, you discuss several factors pertaining to an analysis of the impact of pricing and volume on your revenues. To the extent such disclosure is still applicable and material, please include similar disclosure in future filings.

Consolidated Statement of Operations, page 50

2.   We note your response to our prior comment no. 4 where you indicate that your business process outsourcing services revenue is immaterial. Please tell us the amount of revenues earned from these services for each period presented. We also note that your business process outsourcing services consist of voice, email and technical support services. We further note your disclosure on page 57 where you indicate that revenue from the sale of software products are recognized upon shipment because there is no obligation to provide any post contract support (PCS) services. Please clarify how your technical support services provided under your business process outsourcing services differs from PCS.

Definitive Proxy Statement Filed February 22, 2008

Compensation Discussion and Analysis, page AI-1

3.   In your draft Compensation Discussion and Analysis you make several references to compensation at "comparable companies" in your industries. For instance, on page AI-2 you disclose the base salary of your Chief Executive Officer and other executive officers as percentiles of the base salary levels for comparable positions in your "peer group." Although you have included a general discussion of what you view as your "industry peer group" on page AI-5, in future filings consider specifically identifying the comparable companies to which you refer in connection with any particular compensation element. See Item 402(b)(2)(xiv) of Regulation S-K. If you used the same component companies for each compensation element, consider including a cross-reference to your discussion of the component companies of your peer group, or moving this discussion prior to your discussion of the individual elements of your compensation program.

Certain Relationships and Related Person Transactions, page AII-1

4.   You state in this section that you believe that your business has in many ways benefited from your relationship with MiTAC International. When including disclosure of this sort in future filings, please include a discussion of the basis for your belief.

Form 8-Ks Filed on May 16, 2008 and May 28, 2008

5.   We note that you issued 4% Convertible Senior Notes due 2018 (Notes) on May 12, 2008 and May 21, 2008. Tell us how you intend to account for the Notes. In this regard, we note that the Notes are convertible into cash or a combination of cash and shares of your common stock at a conversion price that does not appear to be fixed. We also note that a conversion feature exists that is based on the

closing price of the Company's common stock and the trading price of the Notes (i.e. dual indexes). Provide us your analysis in evaluating whether the debt conversion features of the Notes include embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133. In this regard, clarify whether you qualify for the scope exception under paragraph 11(a) of SFAS 133 including your consideration in applying the guidance in EITF 00-19 and EITF 01-6. Further, tell us the impact the Notes will have on your diluted earnings per share calculation and your consideration of the guidance under EITF 04-8.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or Patrick Gilmore, Senior Staff Accountant, at (202) 551-3406, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 and David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief